Exhibit 99.2

SPROTT INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of Sprott Inc. (the “Corporation”) will be held at 12:00 p.m. (Toronto time) on Friday, May 7, 2021 for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2020 together with the auditors’ report thereon (the “2020 Financial Statements”);

2.	to elect the directors for the ensuing year to hold office until the close of the next annual meeting of shareholders of the Corporation;

3.	to re-appoint KPMG LLP as auditors of the Corporation and to authorize the board of directors of the Corporation (the “Board”) to fix their remuneration and terms of engagement; and

4.	to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Again this year as a result of the public health impact of COVID-19 and to mitigate risks to the health and safety of our community, shareholders, employees and other stakeholders, we will hold the Meeting in a virtual only format, which will be conducted via live audio webcast online at http://web.lumiagm.com/293801409 (password: sprott2021). At this website, shareholders will be able to hear the Meeting live, submit questions and vote their shares while the Meeting is being held. We hope that hosting a virtual meeting helps enable greater participation by our shareholders by allowing shareholders that might not otherwise be able to travel to a physical meeting to attend online and minimizes the health risk that may be associated with large gatherings.

Registered shareholders and duly appointed proxyholders will be able to attend, submit questions and vote at the Meeting online at http://web.lumiagm.com/293801409 (password: sprott2021). Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting, but will not be able to vote at the Meeting. Please refer to the voting instructions provided in the “Voting of Shares” section of the Circular.

Particulars of the foregoing matters are set forth in the Circular. For the Meeting, the Corporation has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (collectively, the “Notice-and-Access Provisions”) to reduce its mailing costs and volume of paper with respect to the materials distributed for the purpose of the Meeting. The Notice-and-Access Provisions are a set of rules that permit the Corporation to post the Meeting materials, 2020 Financial Statements and accompanying management’s discussion and analysis (“MD&A”) online rather than making a traditional physical delivery of such materials. Shareholders will still receive a form of proxy or voting instruction form, as the case may be, and a financial statement request form. The Corporation will not use procedures known as “stratification” in relation to the use of the Notice-and-Access Provisions.

Shareholders are directed to read the Circular carefully and in full in evaluating the matters for consideration at the Meeting. Further disclosure on the matters set out above may be found in the Circular in the section entitled “Particulars of Matters to be Acted Upon”. The Circular, 2020 Financial Statements, MD&A and other relevant materials are available on the Corporation’s website at https://sprott.com/investor-relations/2021-agm, for a minimum of one year, and under the Corporation’s profile on the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov and on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Any shareholder who wishes to receive a paper copy of such documents free of charge should contact the Corporation’s registrar and transfer agent, TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department; by calling toll-free at 1-866-600-5869; or by e-mail at TMXEInvestorServices@tmx.com. In order to be certain of receiving such materials in time to vote before the Meeting, the request should be received by TSX Trust Company by April 28, 2021. A shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

The record date for the determination of shareholders of the Corporation entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is March 18, 2021 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a shareholder and you are not able to attend the Meeting online, please carefully follow the instructions on the form of proxy or voting instruction form. Your form of proxy should be sent in sufficient time so as to arrive not less than 48 hours before the time set for the holding of the Meeting or any adjournment or postponement thereof (excluding Saturdays, Sundays and holidays in the Province of Ontario). Shareholders that hold their Common Shares with a financial intermediary will receive a voting instruction form in order to instruct their intermediary how to vote on their behalf. Only shareholders of record as at the close of business on the Record Date will be entitled to notice of the Meeting or any adjournment thereof. The Circular includes important information about the Meeting and the voting process. Please read it carefully and remember to vote.

Questions

If you have any questions about the information contained in this Circular or need assistance in completing your form of proxy or voting instruction form, please contact your professional advisors or you may contact Glen Williams, Managing Director, Investor Relations at 416-943-4394 or email ir@sprott.com.

Dated at Toronto, Ontario as of March 22, 2021.

BY ORDER OF THE BOARD

(signed) “Ron Dewhurst”
Ron Dewhurst
Chair of the Board